Filed pursuant to Rule 253(g)(2)

File No. 024-11416

SUPPLEMENT NO. 2 DATED SEPTEMBER 29, 2022

TO PRELIMINARY OFFERING CIRCULAR DATED SEPTEMBER 6, 2022

STARTENGINE COLLECTIBLES FUND I LLC

3900 WEST ALAMEDA AVENUE, SUITE 1200

BURBANK, CALIFORNIA 91505

(949) 415-8730

www.startengine.com

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular contained in the Post-Qualification Amendment No. 13 of StartEngine Collectibles Fund I LLC (the “Company”) qualified on September 6, 2022 and supplement filed on September 16, 2022.

The Offering Circular and supplement are available here:

https://www.sec.gov/Archives/edgar/data/1841003/000110465922095222/tm2224613d1_partiiandiii.htm;

https://www.sec.gov/Archives/edgar/data/1841003/000110465922100744/tm2226059d1_253g2.htm.

The Company has decided to terminate Series NFT #COOLCAT. No sales of securities occurred for this series. All subscription funds received from prospective investors as part of the subscription processes for this series have been returned by the company’s escrow agent, without penalty or deduction.